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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                                  WSMP, Inc.
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                (Exact name of issuer as specified in charter)

                                 1 WSMP Drive
                                 P.O. Box 399
                             Claremont, NC 28610
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                   (Address of principal executive offices)

Issuer's telephone number, including area code:         (704) 459-7627
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security:  Common Stock, par value $1.00 per share
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2. Number of shares outstanding before the change:  2,916,588
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3. Number of shares outstanding after the change:   3,140,199
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4. Effective date of change:  March 3, 1997
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5. Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Private placement
                                                 ------------------------------

Give brief description of transaction:

   On March 3, 1997, the Company acquired fourteen franchised Western Steer -- Steaks, Buffet & Bakery restaurants (the "Franchised Restaurants") from six companies under common ownership in exchange for $3,767,500 in value, payable as follows: $500 in cash; $954,500 in assumed liabilities; 223,611 shares of common stock, which were considered to have a value of $9.00 per share ($2,012,500 in total); and a total of $800,000 pursuant to promissory notes issued to two of the sellers. Eleven of the Franchised Restaurants are located in North Carolina, two are located in Virginia, and one is located in Tennessee.

                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change:  WSMP, Inc.
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2. Name after change:  N/A
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3. Effective date of charter amendment changing name:  N/A
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4. Date of shareholder approval of change, if required:  N/A
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Date:   March 12, 1997                          /s/ Matthew V. Hollifield
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                                                    Matthew V. Hollifield
                                                    Vice President of Finance